

Mail Stop 3628

May 11, 2006

By Facsimile (212) 455-2502 and U.S. Mail
Eric C. Olsen
Executive Vice President and Chief Financial Officer
Lafarge North America Inc.
12950 Worldgate Drive, Suite 500
Herndon, Virginia 20170

Re: Lafarge North America Inc.
Amended Schedule 14D-9
Filed on May 11, 2006
Amended Schedule 13E-3
Filed on May 11, 2006
File No. 005-34692

Dear Mr. Olsen:

We have the following comments on the above referenced filings. All defined terms have the same meaning as in your materials.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule 14D-9/A

Item 4. The Solicitation or Recommendation, page 14

Background of the Offer, page 15

1. We refer you to prior comment 2 issued on May 9, 2006. We disagree with your analyses and continue to believe that your disclosure should summarize the March 23, 2006 report presented by Merrill Lynch and Blackstone pursuant to Item 1015 of Regulation M-A and the written report should be filed as exhibits pursuant to 1016 of Regulation M-A. In this regard, we do not view the initial TO/13E-3 filed by Lafarge S.A. as a "distinct and separate" transaction. Please revise your disclosure to include the report as an exhibit to your Schedule

13E-3 and, at a minimum, revise to summarize the material differences between the March 23, 2006 report and the April 23, 2006 report.

Closing

As appropriate, please amend your filings. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, we remind you to please provide, in writing, a statement from Lafarge North America acknowledging that:

· the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3456. You may also contact me via facsimile at (202) 772-9203.

Very truly yours,

Jeffrey B. Werbitt
Attorney-Advisor
Office of Mergers & Acquisitions

cc: Robert E. Spatt, Esquire
           Simpson Thatcher & Bartlett LLP
           425 Lexington Avenue
           New York, New York 10017

           Peter A. Lodwick, Esquire
           Thompson & Knight LLP
           1700 Pacific Avenue, Suite 3300
           Dallas, Texas 75201